SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NCH CORPORATION

(Name of Subject Company (Issuer))

RANGER MERGER CORPORATION (Offeror)

RANGER HOLDING LLC (Parent of Offeror)
IRVIN L. LEVY — Shareholder of Issuer and affiliate of Offeror
LESTER A. LEVY, SR. — Shareholder of Issuer and affiliate of Offeror
ROBERT M. LEVY — Shareholder of Issuer and affiliate of Offeror
JOHN I. LEVY — Shareholder of Issuer and affiliate of Offeror
LESTER A. LEVY, JR. — Shareholder of Issuer and affiliate of Offeror
WALTER M. LEVY — Shareholder of Issuer and affiliate of Offeror
ANN LEVY COX — Shareholder of Issuer and affiliate of Offeror
CAROL R. LEVY — Shareholder of Issuer and affiliate of Offeror
KAREN LEVY — Shareholder of Issuer and affiliate of Offeror
IRJ LIMITED PARTNERSHIP — Controlling Shareholder of Issuer and affiliate of Offeror
SHELTERWOOD PARTNERS, L.P. — Controlling Shareholder of Issuer and affiliate of Offeror
THE ALLEN JOHN LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE KATHERINE RUTH LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE SOPHIE BERTHA ROSE LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE SOPHIE BERTHA LEVY ROSE TRUST II — Shareholder of Issuer and affiliate of Offeror
THE WALTER M. LEVY CHILDREN’S TRUST — Shareholder of Issuer and affiliate of Offeror
THE SAMUEL LEVY PIASSICK TRUST — Shareholder of Issuer and affiliate of Offeror
THE IRVIN L. LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE LESTER A. LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE ANN ELIZABETH LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE WALTER MILTON LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE LESTER A. LEVY, JR. TRUST — Shareholder of Issuer and affiliate of Offeror
THE ROBERT M. LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
THE JOHN IRVIN LEVY TRUST — Shareholder of Issuer and affiliate of Offeror
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

628850 10 9

(CUSIP Number of Class of Securities)

Irvin L. Levy

2727 Chemsearch Boulevard
Irving, Texas 75062
(972) 438-0441
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With Copies to:

Paul S. Bird, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$135,022,725	$27,004.55

      * Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of 2,762,449 shares of common stock, $1.00 par value (the “Shares”), of NCH Corporation, a Delaware corporation (the “Company”) at a price per share of $52.50 in cash, without interest thereon. Such number of Shares represents all of the Shares outstanding as of January 2, 2002, MINUS 3,011,315 shares already beneficially owned by Offeror and its affiliates (excluding up to 230,000 shares that affiliates of the Offeror may sell prior to or in connection with the Offer) PLUS approximately (x) 134,975 vested options to purchase Shares that are expected to be outstanding prior to the effective time of the Merger, (y) 90,096 unvested options that according to the Agreement and Plan of Merger, dated as of December 24, 2001 (the “Merger Agreement”), will be accelerated and (z) 10,863 stock participation units, whether or not exercisable, that according to the Merger Agreement will be accelerated, the exercise prices of which are less than $52.50. As of December 14, 2001, based on the Issuer’s representation of its capitalization, there were 5,307,830 Shares outstanding, of those Shares approximately 3,011,315 are owned by Offeror and its affiliates. The amount of the filing fee, calculated in accordance with Rule O-11 of the Securities and Exchange Act of 1934, equals 1/50 of one percent of the value of the Shares to be acquired.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

      This Tender Offer Statement on Schedule TO is filed by Ranger Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company (“Holding”), which is 100% owned by Irvin L. Levy, Lester A. Levy, Sr. and other members of the Levy family (together with Holding and Purchaser, the “Levy Group”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $1.00 par value (the “Shares”), of NCH Corporation, a Delaware corporation (the “Company”), at a purchase price of $52.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Items 1-9, 11 and 13

      As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II) is incorporated herein by reference with respect to Items 1-9, 11 and 13 of the Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 4, 5, 7, 9, 11 & 13 of the Schedule TO.

Item 10.  Financial Statements

      The Information contained in the section of the Offer to Purchase entitled “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are incorporated herein by reference to its Form 10-K for the year ending April 30, 2000 and to its Form 10Q for the quarter ending October 31, 2001.

      The financial statements of the Offeror are not available because it has no assets and has conducted no operations to date. The financial statements of Offeror and Offeror’s financial condition are not relevant to the decision whether to tender shares and accept the Offer because: (1) the Offer is being made for all outstanding shares not already owned by Offeror and its affiliates solely for cash, and, if the Offer conditions are met, no shareholders of the Company (other than affiliates of the Offeror) will remain shareholders following the Merger; (2) all the funds needed to consummate the Offer are being provided from a new credit facility to be entered into by Offeror and assumed by the Company as the surviving company in the Merger and Offeror’s financial condition is not relevant to the consummation of that credit facility and (3) as a newly formed company, Offeror has no prior operating history, no assets and no liabilities other than those arising in connection with the Offer.

Item 12.  Exhibits

(a)(1)(i)	Offer to Purchase, dated January 7, 2002.
(a)(1)(ii)	Letter of Transmittal, dated January 7, 2002.
(a)(1)(iii)	Notice of Guaranteed Delivery, dated January 7, 2002.
(a)(2)	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.
(a)(3)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.
(a)(5)(ii)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company’s Board, dated September 28, 2001.
(a)(5)(v)	Summary Advertisement as published in the New York Times on January 7, 2002.

(a)(5)(vi)	Text of press release issued by the Company on October 1, 2001.
(a)(5)(vii)	Text of press release issued by the Company on December 24, 2001.
(a)(5)(viii)	Text of Press release issued by the Company on January 7, 2002.
(b)	Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.
(c)(i)	Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(c)(ii)	Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.
(c)(iii)	Materials presented by Deutsche Banc Alex. Brown Inc. to the Levy Group dated April 4, 2001.
(c)(iv)	Materials presented by Deutsche Banc Alex. Brown Inc. to the Levy Group dated September 17, 2001.
(d)(i)	Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(d)(ii)	None.
(e)(i)	Excerpts from Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27, 2001.
(e)(ii)	Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 20, 2001.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NCH CORPORATION

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: President and Chairman

RANGER HOLDING LLC

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: President and CEO

RANGER MERGER CORPORATION

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: Chairman and President

/s/ IRVIN L. LEVY
Irvin L. Levy

/s/ LESTER A. LEVY, SR.
Lester A. Levy, Sr.

/s/ ROBERT M. LEVY
Robert M. Levy

/s/ JOHN I. LEVY
John I. Levy

/s/ LESTER A. LEVY, JR.
Lester A. Levy, Jr.

/s/ WALTER M. LEVY
Walter M. Levy

/s/ ANN LEVY COX
Ann Levy Cox

/s/ CAROL R. LEVY
Carol R. Levy

/s/ KAREN LEVY
Karen Levy

IRJ LIMITED PARTNERSHIP

By:	IRJ GP, L.L.C.

its General Partner

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: Manager

SHELTERWOOD PARTNERS, L.P.

By:	Shelterwood Investments, Inc.

its General Partner

By: /s/ LESTER A. LEVY, SR.
Name: Lester A. Levy, Sr.
Title: President

THE ALLEN JOHN LEVY TRUST

By: /s/ ROBERT M. LEVY
Name: Robert M. Levy
Title: Trustee

THE KATHERINE RUTH LEVY TRUST

By: /s/ ROBERT M. LEVY
Name: Robert M. Levy
Title: Trustee

THE SAMUEL LEVY PIASSICK TRUST

By: /s/ ANN LEVY COX
Name: Ann Levy Cox
Title: Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST

By: /s/ ANN LEVY COX
Name: Ann Levy Cox
Title: Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST II

By: /s/ WALTER M. LEVY
Name: Walter M. Levy
Title: Trustee

THE WALTER M. LEVY CHILDREN’S TRUST

By: /s/ WALTER M. LEVY
Name: Walter M. Levy
Title: Trustee

THE IRVIN L. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: Trustee

THE LESTER A. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ LESTER A. LEVY, SR.
Name: Lester A. Levy, Sr.
Title: Trustee

THE ANN ELIZABETH LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ LESTER A. LEVY, SR.
Name: Lester A. Levy, Sr.
Title: Trustee

THE WALTER MILTON LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ LESTER A. LEVY, SR.
Name: Lester A. Levy, Sr.
Title: Trustee

THE LESTER A. LEVY, JR. TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ LESTER A. LEVY, SR.
Name: Lester A. Levy, Sr.
Title: Trustee

THE ROBERT M. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: Trustee

THE JOHN IRVIN LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ DANIEL J. KELLY
Name: Daniel J. Kelly
Title: Trust Officer

By: /s/ IRVIN L. LEVY
Name: Irvin L. Levy
Title: Trustee

Dated: January 7, 2002

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 7, 2002.
(a)(1)(ii)	Letter of Transmittal, dated January 7, 2002.
(a)(1)(iii)	Notice of Guaranteed Delivery, dated January 7, 2002.
(a)(2)	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.
(a)(3)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.
(a)(5)(ii)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company’s Board, dated September 28, 2001.
(a)(5)(v)	Summary Advertisement as published in the New York Times on January 7, 2002.
(a)(5)(vi)	Text of press release issued by the Company on October 1, 2001.
(a)(5)(vii)	Text of press release issued by the Company on December 24, 2001.
(a)(5)(viii)	Text of press release issued by the Company on January 7, 2002.
(b)	Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.
(c)(i)	Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(c)(ii)	Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.
(c)(iii)	Materials presented by Deutsche Banc Alex. Brown Inc. to the Levy Group dated April 4, 2001.
(c)(iv)	Materials presented by Deutsche Banc Alex. Brown Inc. to the Levy Group dated September 17, 2001.
(d)(i)	Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(d)(ii)	None.
(e)(i)	Excerpts from Proxy Statement for 2001 Annual Meeting of Stockholders of NCH, Corporation, dated June 27, 2001.
(e)(ii)	Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 20, 2001.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.